Sub-Item 77M:  Mergers

(a)	Old Mutual China Fund

(b)	Effective following the close of business on
January 15, 2010, the Old Mutual China Fund was reorganized into the Clough China Fund, a series portfolio of Financial Investors Trust. The Board of Trustees approved the reorganization on July 14, 2009, and shareholders approved the reorganization at a special meeting of shareholders on January 11, 2010.